Exhibit 99

Description of December 2006 Replacement Capital Covenant of
Wells Fargo & Company

On December 5, 2006, Wells Fargo Capital X issued 5.95% Capital Securities (the Capital Securities) and used the proceeds to purchase from the Parent 5.95% Capital Efficient Notes (the Notes) due 2086 (scheduled maturity 2036). When it issued the Notes, the Parent entered into a Replacement Capital Covenant (the Covenant) in which it agreed for the benefit of the holders of the Parent’s 5.625% Junior Subordinated Debentures due 2034 that it will not repay, redeem or repurchase, and that none of its subsidiaries will purchase, any part of the Notes or the Capital Securities on or before December 1, 2066, unless the repayment, redemption or repurchase is made from the net cash proceeds of the issuance of certain qualified securities and pursuant to the other terms and conditions set forth in the Covenant. For more information, refer to the Covenant, which was filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed December 5, 2006.

US.136201601.02